Exhibit 4.5

CONVERTIBLE NOTE LOAN AGREEMENT

U.S. $10,000,000	Dated: September 9, 2011

FOR VALUE RECEIVED, THE SUFFICIENCY OF WHICH IS HEREBY ACKNOWLEDGED, the undersigned, CHEMOCENTRYX, INC., a Delaware corporation (together with its permitted successors and assigns, the “Borrower”), hereby executes this Convertible Note Loan Agreement (the “Note”) and unconditionally promises to pay to the order of TECHNE CORPORATION, a Minnesota corporation (together with its permitted successors and assigns, the “Holder”), the principal sum of TEN MILLION U.S. DOLLARS (U.S. $10,000,000), subject to adjustment as set forth herein, on the Maturity Date (as defined below), unless earlier paid or converted in accordance with the terms hereof and Holder agrees to satisfy its obligations as set forth herein. Capitalized terms used herein and not otherwise defined shall have the meanings they were assigned to have in Section 12 hereof.

1.        Interest; Default Interest; Maturity; Events of Default.

(a)      Interest on the unpaid balance at a rate of five percent (5%) per annum shall accrue from and after the date hereof and all accrued but unpaid interest shall be payable on each anniversary of the issuance of the Note, to the extent that the Note remains outstanding as of such dates. All computations of interest shall be made on the basis of a year of 365 or 366 days, as the case may be, for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable.

(b)      Anything herein to the contrary notwithstanding, if during any period for which interest is computed hereunder, the amount of interest computed on the basis provided for in this Note, together with all fees, charges and other payments that are treated as interest under applicable law, as provided for herein, would exceed the amount of the highest lawful rate allowed in the State of California, Borrower shall not be obligated to pay, and the Holder shall not be entitled to charge, collect, receive, reserve or take, interest in excess of the highest lawful rate allowed in the State of California, and during any such period the interest payable hereunder shall be computed on the basis of such highest lawful rate allowed in the State of California.

(c)      Unless the outstanding principal amount and accrued but unpaid interest has already been converted into shares of the capital stock of Borrower pursuant to Section 7, or paid in full, or earlier due and payable upon acceleration of this Note after an Event of Default, Borrower shall pay the outstanding principal amount of this Note and any accrued but unpaid interest on September 9, 2021 (the “Maturity Date”).

(d)      Upon the occurrence of an Event of Default, the principal amount then outstanding under this Note, together with all accrued but unpaid interest thereon, if any, will be due and payable, as set forth herein.

2.        Payment.  All payments hereunder shall be made, in lawful money of the United States of America and in same day or immediately available funds and shall be delivered to Holder at the address specified in writing to Borrower, or at such other place or to such account as the Holder from time to time shall designate in a written notice to Borrower sent to Borrower not fewer than thirty (30) days before the date any payment is due to Holder hereunder.

3.        Prepayment.  Borrower may prepay the outstanding amount hereof in whole or in part upon thirty (30) days’ prior written notice to Holder; provided, that if such prepayment occurs prior to a Non-IPO Equity Financing or IPO Equity Financing, in connection with any such prepayment, Borrower shall pay Holder an additional amount equal to $500,000, subject to Section 1(b).

4.        Expenses.  Borrower agrees to pay on demand all the losses, costs and expenses (including, without limitation, reasonable attorneys’ fees and disbursements) which the Holder incurs in connection with enforcement or attempted enforcement of this Note, whether by judicial proceedings or otherwise. Such losses, costs and expenses include, without limitation, those incurred in connection with any workout or refinancing, or any bankruptcy, insolvency, liquidation or similar proceedings.

5.        Waiver of Presentment, etc.

(a)      Borrower hereby waives diligence, demand, presentment, protest or further notice of any kind. Borrower agrees to make all payments under this Note without setoff or deduction and regardless of any counterclaim or defense.

(b)      No single or partial exercise of any power under this Note shall preclude any other or further exercise of such power or exercise of any other power. No delay or omission on the part of the Holder in exercising any right under this Note shall operate as a waiver of such right or any other right hereunder.

6.      Assignment. Borrower may assign or transfer this Note only with the express written consent of Holder. This Note shall be binding on Borrower and its permitted successors and assigns, and shall be binding upon and inure to the benefit of the Holder and any future holder of this Note and their respective permitted successors and assigns.

7.        Conversion.

(a)      In the event Borrower, prior to the Maturity Date, completes a Non-IPO Equity Financing, the principal amount then outstanding under this Note together with all accrued but unpaid interest thereon (the “Initial Conversion Amount”), shall be automatically converted into that number of fully paid and nonassessable New Equity Shares as is equal to the Initial Conversion Amount divided by eighty percent (80%) of the per share purchase price of the New Equity Shares (the “Per Share Price”); provided, however, that only such dollar amount of the Initial Conversion Amount may be converted into New Equity Shares such that Holder will not own a percentage ownership of Borrower in excess of the Ownership Limitation and the balance shall remain outstanding. The New Equity Shares issued to Holder upon conversion of the Initial Conversion Amount in accordance with this paragraph shall have the same rights, preferences and privileges, including without limitation registration rights, as the New Equity Shares purchased by the investors in the Non-IPO Equity Financing, and Holder shall execute a counterpart to the relevant transaction documents entered into among Borrower and the purchasers of the New Equity Shares, including any registration rights agreements, shareholders agreement and voting agreements, as applicable (collectively, the “New Equity Shares Financing Documents”).

(b)      In the event Borrower, prior to the Maturity Date, completes any additional Non-IPO Equity Financings subsequent to an initial Non-IPO Equity Financing in which shares of a class or series of Borrower’s capital stock are issued (a “Subsequent Equity Financing” and together with the initial Non-IPO Equity Financing, a “Private Equity Financing”), the principal amount then outstanding under this Note together with all accrued but unpaid interest thereon (the “Subsequent Conversion Amount” and together with the Initial Conversion Amount, the “Conversion Amount”), shall be automatically converted into that number of fully paid and nonassessable shares of the class or series of Borrower’s capital stock sold in the Subsequent Equity Financing (the “Subsequent Equity Shares”) as is equal to the Subsequent Conversion Amount divided by eighty percent (80%) of the per share purchase price of the Subsequent Equity Shares (the “Subsequent Per Share Price”); provided, however, that only such dollar amount of the Subsequent Conversion Amount may be converted into Subsequent Equity Shares as will not result in a percentage ownership by Holder of Borrower in excess of the Ownership Limitation and the balance shall remain outstanding. The Subsequent Equity Shares issued to Holder upon conversion of the Subsequent Conversion Amount in accordance with this paragraph shall have the same rights, preferences and privileges, including without limitation registration rights, as the Subsequent Equity Shares purchased by the investors in the Subsequent Equity Financing, and Holder shall execute a counterpart to the relevant transaction documents entered into among Borrower and the purchasers of the Subsequent Equity Shares, including any registration rights agreements, shareholders agreement and voting agreements, as applicable (collectively, the “Subsequent Equity Shares Financing Documents”). For the avoidance of doubt, any private placement of Borrower’s Common Shares with Holder pursuant to Section 11 hereof shall not constitute a Private Equity Financing for purposes of this Section 7.

(c)      In the event Borrower, prior to the Maturity Date, completes an IPO Equity Financing, the principal amount then outstanding under this Note together with all accrued but unpaid interest thereon (the “IPO Conversion Amount”) shall be automatically converted into that number of fully paid and nonassessable Common Shares of Borrower as is equal to the IPO Conversion Amount divided by the initial public offering price per share of the Company’s Common Stock in such IPO Equity Financing (the “Per Share Price”). The Common Shares issued to Holder upon conversion of the IPO Conversion Amount in accordance with this paragraph shall have the same rights, preferences and privileges, including without limitation registration rights, as the Common Shares purchased by the public in the IPO Equity Financing.

(d)      Written notice of a Private Equity Financing or IPO Equity Financing shall be delivered to the Holder at least five (5) business days in advance of the anticipated closing date of such equity financing (the “Conversion Date”), at the address for notice set forth in the manner below, notifying the Holder of the conversion to be effected, including specifying (i) the anticipated Conversion Amount or IPO Conversion Amount (as of the anticipated Conversion Date), (ii) the Per Share Price, Subsequent Per Share Price or initial public offering price, as the case may be, to the extent available and, if no such price per share is available, the anticipated range for such price per share, (iii) a definitive term sheet setting forth the anticipated rights, preferences, privileges and terms and conditions of issuance and sale of the New Equity Shares, Subsequent Equity Shares or Common Stock, as the case may be, and (iv) the anticipated Conversion Date. As soon as feasible but in no event less than two (2) business days in advance of the Conversion Date, Borrower shall deliver to Holder, at the address for notice set forth below, definitive (or, if definitive documents do not then exist, substantially final drafts of the) New Equity Shares Financing Documents or Subsequent Equity Shares Financing Documents, as the case may be, to the extent applicable. This Note shall automatically convert on the Conversion Date into that number of New Equity Shares, Subsequent Equity Shares or Common Shares, as the case may be, permitted under Sections 7(a), 7(b) or 7(c) above without any further action by the Holder hereof. No fraction of a share will be issued and only whole shares of the New Equity Shares, Subsequent Equity Shares or Common Shares shall be issued upon conversion. In lieu of any fractional share to which Holder would otherwise be entitled, the amount of the unconverted principal and interest balance of this Note that would otherwise be converted into such fractional shares shall be paid in cash by Borrower. As promptly as practicable after any conversion of this Note, Borrower, at its sole expense, shall issue and deliver to the Holder a certificate or certificates evidencing the number of full New Equity Shares, Subsequent Equity Shares or Common Shares, as the case may be, issuable to Holder upon any such conversion and shall issue any necessary payment to Holder in the amount of any fractional shares.

(e)      Any conversion of this Note shall be deemed effective on the Conversion Date. Upon partial conversion of this Note, Borrower shall promptly provide a certificate, executed by its chief financial officer, certifying as to the principal balance of the Note that remains outstanding, which shall be an amount equal to the total Conversion Amount less the Conversion Amount fully converted. If the Holder shall disagree with the principal balance of the Note set forth in the certificate, it shall notify Borrower of such disagreement in writing, setting forth in reasonable detail the particulars of such disagreement, within fifteen (15) calendar days after its receipt of the certificate. In the event that the Holder does not provide such a notice of disagreement to Borrower within such fifteen (15)-day period, the Holder shall be deemed to have accepted the calculation of the principal balance of the Note, which shall be final, binding and conclusive for all purposes hereunder. In the event of any such disagreement, the Borrower and Holder shall negotiate, in good faith, a resolution of such disagreement. If, after thirty (30) days following Borrower’s receipt of the notice of disagreement, the Borrower and the Holder have not reached a mutually acceptable resolution, the Borrower and the Holder may pursue any available legal remedies to resolve the disagreement.

8.        Sale of the Company.

(a)      In the event of a Sale of the Company, at the Holder’s election, (i) this Note, including all interest accrued and unpaid hereunder (plus the prepayment penalty pursuant to Section 3 hereof, if the Sale of the Company occurs prior to a Non-IPO Equity Financing or IPO Equity Financing) shall become due and payable immediately prior to the consummation of the Sale of the Company or (ii) immediately prior to the consummation of the Sale of the Company, the principal amount then outstanding under this Note together with all accrued but unpaid interest thereon (the “Sale Conversion Amount”) shall be automatically converted into that number of fully paid and nonassessable shares of the Borrower’s Common Stock as is equal to the Sale Conversion Amount, divided by the per share price to be received by the holders of the Borrower’s Common Stock in the Sale of the Company (the “Sale Consideration”).

(b)      Written notice of a Sale of the Company shall be delivered to the Holder at least fifteen (15) days in advance of the anticipated closing date of such Sale of the Company (the “Sale Date”), at the address for notice set forth in the manner below, notifying the Holder of the Sale of the Company, including specifying (i) the Sale Consideration to the extent available and, if the final Sale Consideration is not available, the anticipated range for such Sale Consideration, (ii) a definitive term sheet setting forth the anticipated terms of the Sale of the Company, and (iii) the anticipated Sale Date. As soon as feasible but in no event less than five (5) business days in advance of the anticipated Sale Date, Borrower shall deliver to Holder, at the address for notice set forth below, definitive (or, if definitive documents do not then exist, substantially final drafts of the) definitive documents for the Sale of the Company. At least two (2) business days prior to the anticipated Sale Date, the Holder shall provide the Borrower with notice of its election under Section 8(a).

(c)      If the Holder elects (i) in Section 8(a), then the aggregate amount payable under (i) above shall be paid to the Holder upon the consummation of the Sale of the Company. If the Holder elects (ii) in Section 8(a), then this Note shall automatically convert on the Sale Date without any further action by the Holder hereof and the Holder shall receive the Sale Consideration for the shares into which the Note has converted.

(d)      As used herein, “Sale of the Company” means (i) any sale, transfer or other disposition to another company of all or substantially all of the Borrower’s assets, (ii) the sale of shares of the Borrower resulting in more than 50% of the voting power of the Borrower or of the surviving entity being vested in persons other than the persons who own 50% or more of the voting power of the Borrower immediately prior to the effectiveness of such transaction, or (iii) a merger or consolidation of the Borrower resulting in more than 50% of the voting power of the Borrower or of the surviving entity being vested in persons other than the persons who own 50% or more of the voting power of the Borrower immediately prior to the effectiveness of such transaction.

9.        Warrants.  Upon the occurrence of the conversion of any portion of the Conversion Amount or IPO Conversion Amount pursuant to Section 7 hereof, the Holder will receive warrants with a ten-year term to purchase shares of the Borrower’s Common Stock (the “Warrants”) as set forth herein. In the event that such conversion occurs in connection with a Non-IPO Equity Financing, then the Warrants issuable in connection with such conversion will entitle Holder to purchase up to a number of shares of the Borrower’s Common Stock equal to the product of (i) two hundred thousand (200,000) (provided that such amount shall be equitably adjusted for stock splits, combinations, dividends and the like applicable to the Borrower’s capital stock occurring after the date hereof) and (ii) a fraction equal to (A) the principal amount of this note which is being converted at such time divided by (B) the sum of the outstanding principal amount of the Note at such time and all principal amounts of the Note previously converted pursuant to Section 7 hereof, at an exercise price per share equal to two hundred percent (200%) of the per share purchase price of the New Equity Shares sold in such Non-IPO Equity Financing. In the event that such conversion occurs in connection with an IPO Equity Financing, then such Warrants will entitle Holder to purchase up to a number of shares of the

Borrower’s Common Stock equal to the product of (i) three hundred thousand (300,000) (provided that such amount shall be equitably adjusted for stock splits, combinations, dividends and the like applicable to the Borrower’s capital stock occurring after the date hereof) and (ii) a fraction equal to (A) the principal amount of this note which is being converted at such time divided by (B) the sum of the outstanding principal amount of the Note at such time and all principal amounts of the Note previously converted pursuant to Section 7 hereof, at an exercise price per share equal to two hundred percent (200%) of the initial public offering price per share of the Company’s Common Stock in such IPO Equity Financing. The Warrants issued pursuant to this Section shall be in the form attached hereto as Exhibit A.

10.      Investment Representations.

(a)      This Note and the Warrants and any equity securities issuable upon conversion of this Note, exercise of the Warrant, or in the Common Closing (defined below), or issuable upon conversion of the equity securities issuable upon conversion of this Note or exercise of the Warrant (collectively, the “Securities”) will be acquired for investment for the Holder’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and the Holder has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Note, the Holder further represents that the Holder does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations, to such person or to any third person, with respect to any of such Securities).

(b)      Holder believes it has received all the information necessary or appropriate for deciding whether to acquire such Securities. Holder further represents that it has had an opportunity to ask questions and receive answers from the Borrower regarding the terms and conditions of the offering of such Securities.

(c)      Holder is an investor in securities of companies in the development stage and acknowledges that Holder is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that Holder is capable of evaluating the merits and risks of the investment in such Securities.

(d)      Holder is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), as now in effect.

(e)      Holder understands that the Securities are characterized as “restricted securities” under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations the Securities may be resold without registration under the Securities Act only in certain limited circumstances. In connection therewith, Holder represents that it is familiar with Rule 144 under the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

(f)      Each certificate or other document evidencing any of the Securities may be endorsed with one or all of the legends set forth below, and Holder covenants that it will not transfer the Securities represented by any such certificate without complying with the restrictions on transfer described in the legends endorsed on such certificate:

(i)	“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AS AMENDED OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, ASSIGNED, PLEDGED, OR HYPOTHECATED ABSENT AN EFFECTIVE REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR PURSUANT TO AN EXEMPTION, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 OF SUCH ACT.”

(ii)	Any legend required by the laws of any State.

(g)      THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION FOR SUCH SECURITIES PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25100, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

11.        Private Placement Concurrent with IPO.  Holder agrees to purchase an aggregate amount of FIVE MILLION U.S. DOLLARS (U.S. $5,000,000) of the Borrower’s Common Shares at a per share price equal to the per share initial public offering price in a private placement closing (the “Common Closing”) to be held concurrently with the closing of the IPO Equity Financing. At the Common Closing the Borrower shall deliver to Holder one or more Common Stock certificates, in accordance with Holder’s reasonable request. Each such certificate shall be registered in the name of Holder or one of its affiliates as Holder shall instruct. The Borrower’s obligation to issue and deliver such shares at the Common Closing shall be subject to the following conditions, any of which may be waived by the Borrower: (i) receipt by the Borrower of a certified or official bank check or checks or wire transfer of funds in the full amount of the purchase price for the Common Shares; (ii) the accuracy in all material respects of the representations of Holder made herein as of the Common Closing; (iii) execution by Holder of a private placement purchase agreement containing customary purchaser representations and standstill provisions; (iv) no judgment, decree, injunction, order or ruling of any court or governmental or regulatory body would be violated by the consummation of the transaction; and (v) all authorizations, approvals, or permits, if any, of any governmental authority or regulatory body which are legally required shall have been obtained and be effective. Holder’s obligations to purchase the Common Shares at the Common Closing shall be subject to the following conditions, any of which may be waived by Holder: (i) the receipt by

Holder of one or more certificates representing the Common Shares; and (ii) execution by the Borrower of a private placement purchase agreement containing customary issuer representations. Holder acknowledges that the Common Shares will not be registered and will be appropriately legended as restricted stock. It is the intent of the Borrower and Holder that the Common Shares purchased hereunder be treated as “Registrable Securities” pursuant to the Investors Rights Agreement. Unless previously satisfied in accordance with the terms of this Section, Holder’s obligation to purchase Common Shares at the Common Closing shall expire on the earlier of (i) September 9, 2021 or (ii) a Sale of the Company.

12.      Defined Terms.

“Event of Default” shall mean any of the following events after receipt of written notice and five (5) business days for Borrower to cure any such Event of Default (other than with respect to subparagraphs (c) and (d) below, for which such cure period shall not be applicable):

(a)      Borrower’s failure to pay when due any payment of principal or interest due under this Note;

(b)      Borrower’s failure to perform or observe any of the material terms or conditions of this Note or any of the material terms or conditions of any other agreement between Borrower and Holder;

(c)      The making by Borrower of any assignment for the benefit of creditors or the voluntary appointment (at the request or with the consent of Borrower) of a receiver, custodian, liquidator or trustee in bankruptcy of any of Borrower’s property, or the filing by Borrower of a petition in bankruptcy or other similar proceeding under any law for relief of debtors;

(d)      The filing against Borrower of a petition in bankruptcy or other similar proceeding under any law for relief of debtors, or the involuntary appointment of a receiver, custodian, liquidator or trustee in bankruptcy of the property of Borrower, if such petition or appointment is not vacated or discharged within sixty (60) calendar days after the filing or making thereof; or

(e)      The entry of any decree or order by a court of competent jurisdiction adjudging the Borrower insolvent.

“IPO Equity Financing” means an underwritten public offering by the Borrower of its Common Shares registered under the Securities Exchange Act of 1933, as amended, pursuant to which the Borrower receives aggregate gross proceeds of at least $20,000,000.

“New Equity Shares” means the shares of Common Stock or Preferred Stock of Borrower issued pursuant to the Non-IPO Equity Financing.

“Non-IPO Equity Financing” means an equity financing of Borrower occurring following the date hereof other than an underwritten public offering registered under the Securities Exchange Act of 1933, as amended, pursuant to which the Borrower receives aggregate gross proceeds of at least $5,000,000, not including any deemed proceeds as a result of the conversion of this Note or any other convertible notes or securities.

“Ownership Limitation” means that percentage ownership, which shall be set at Holder’s current ownership percentage of 16.5% (or such higher ownership percentage not to exceed 19.9% following compliance with the procedures set forth in Section 2.3 of Borrower’s existing Amended and Restated Investors Rights Agreement), above which the equity ownership of Techne Corporation in Borrower (based on the total number of voting shares of Borrower then issued and outstanding) may not exceed upon conversion (in connection with an equity financing) or repayment of any principal amount of this Note.

13.      Termination of Obligations.  Except as set forth in Sections 9 and 11 hereof, upon payment and/or conversion in full of the principal amount then outstanding, the Holder shall have no further rights under this Note, whether or not this Note is surrendered.

14.      Titles and Subtitles.  The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

15.      Notices.      All payments, notices, requests, demands and other communications to a party hereunder shall be in writing (including facsimile or similar electronic transmissions), shall refer specifically to this Note and shall be personally delivered or sent by facsimile or other electronic transmission, overnight delivery with a nationally recognized overnight delivery service, in each case, if to the Borrower, to 850 Maude Avenue, Mountain View, CA 94043, and if to the Holder, to 614 McKinley Place, N.E., Minneapolis, MN 55413, Attention: Chief Financial Officer (or such other address as may be specified in writing to the other party hereto). Any notice or communication given in conformity with this Section shall be deemed to be effective when received by the addressee, if delivered by hand, facsimile or similar form of electronic transmission and one (1) day after deposit with a nationally recognized overnight delivery service.

16.      Entire Agreement.  This Note and the Warrants constitute the entire agreement among the parties and no party shall be liable or bound to any other party in any manner by any warranties, representations, or covenants except as specifically set forth herein or therein.

17.      Amendment and Waiver.  No amendment or waiver of any provision of this Note, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

18.      Severability.  If one or more provisions of this Note are held to be unenforceable under applicable law, such provision shall be excluded from this Note and the balance of the Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

19.      Counterparts.  This Note may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Note. Facsimile or other electronically scanned and transmitted signatures shall be deemed originals for all purposes of this Note.

20.      Governing Law.  This Note shall be construed in accordance with, and governed in all respects by, the laws of the State of California (without giving effect to principles of conflicts of laws that would require the application of any other law).

Executed as of the date first written above.

CHEMOCENTRYX, INC., a Delaware corporation

By: /s/ Susan Kanaya
Name: Susan Kanaya
Title: Chief Financial Officer

TECHNE CORPORATION, a Minnesota corporation

By: /s/ Gregory J. Melsen
Name: Gregory J. Melsen
Title: Vice President – Finance, Treasurer and Chief Financial Officer

Exhibit A

Form of Warrant